

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Sumit Mehta
Chief Executive Officer
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

> **Re: Iris Parent Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 25, 2024**
> **File No. 333-275409**

Dear Sumit Mehta:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Risk Factors
To mitigate the risk that we might be deemed to be an investment company..., page 83

1. We note your disclosure that to mitigate the risk of being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) under the proposed rules issued by the SEC and thus potentially subject to regulation under the Investment Company Act, in December 2023, the company instructed Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a money market account that functions as an interest bearing cash deposit account until the earlier of the consummation of a business combination or the liquidation of the company. However, we continue to note your disclosure on page F-11 that as of March 31, 2024 and December

31, 2023, the company had a total of $3,118,739 and $4,291,332, respectively in the Trust Account held in money market funds cash equivalents. Please revise your disclosure to indicate when the the U.S. government treasury obligations or money market funds held in the Trust Account were liquidated and moved to a money market account.

General

2.   We note the opinion filed as exhibit 5.1 opines on the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants, however, we do not see those shares addressed in the prospectus (including the headings on the proxy statement/prospectus cover page) or in the filing fee table. Please advise or revise.

Please contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Chauncey M. Lane, Esq.